EXHIBIT 12.1

MIDAMERICAN ENERGY COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS
(Dollars in millions)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings available for fixed charges:
Net income from continuing operations	$355	$319	$357	$350	$343
Add (deduct):
Income tax (benefit) expense	(99)	(17)	(49)	(27)	126
Total fixed charges	153	166	163	165	165
	54	149	114	138	291

Total earnings available for fixed charges	$409	$468	$471	$488	$634

Fixed charges:
Interest on long-term debt	$142	$157	$155	$155	$154
Other interest expense	1	1	1	3	4
Estimated interest portion of rental expense	10	8	7	7	7
Total fixed charges	$153	$166	$163	$165	$165

Ratio of earnings to fixed charges	2.7	2.8	2.9	3.0	3.8

Fixed charges plus preferred securities dividend requirements:
Fixed charges	$153	$166	$163	$165	$165
Preferred securities dividends(1)	1	1	—	1	1
Total fixed charges plus preferred securities dividend requirements	$154	$167	$163	$166	$166

Ratio of earnings to fixed charges plus preferred securities dividend requirements	2.7	2.8	2.9	2.9	3.8

(1)    Represents actual preferred securities dividends grossed up for income taxes.